Media Release

Basel, 26 March 2002

New biotech start-up formed under Roche leadership
BioXell: a new company in the field of immunology

Roche today announced the creation of a new independent biotech company named BioXell. Formed by a spin-off of Roche's R&D organisation Roche Milano Ricerche, the company combines extensive industry experience with a competitive edge in immunology and aims to become a leading biopharmaceutical R&D company in this field. BioXell is off to a fast start, with two strong technology platforms and several products entering clinical trials. The company has closed its first round of financing, in which it has raised a total of €22 million from a consortium of three top-tier venture capital firms: MPM Capital, Index Ventures and Life Sciences Partners.

BioXell will be led by co-founder Francesco Sinigaglia, MD, who will serve as Chief Executive Officer. In 1992 Dr Sinigaglia founded and became the scientific director of Roche Milano Ricerche, a Roche institute focusing on chronic inflammatory diseases and autoimmunity. His co-founders at BioXell are Luciano Adorini, MD, currently Vice President of the Italian Society for Immunology, who will serve as Chief Scientific Officer, and Michael Steinmetz, PhD, a general partner of MPM Capital, who joins as Chairman of the Board.

The creation of BioXell is another step in Roche's strategy of focusing on core disease areas by spinning off selected drug discovery activities into new biotech companies. This follows earlier spin-offs resulting in the creation of three biotech start-ups: Basilea and Actelion in Switzerland and Novuspharma in Italy. Dr David Brown, Global Head of Discovery Research at Roche in Basel, commented: 'We are excited about the creation of BioXell, and are delighted to be able to be part of this new venture in the field of biotech. In line with Roche's strategy to spin off technology and intellectual property to enhance R&D productivity, we feel BioXell is well positioned to further develop their products and proprietary technologies.'

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
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The company will focus on immunology, through its TREM receptor programme, and on its proprietary vitamin D3 analogues, one of which, BXL628, is expected to enter phase II trials towards the end of the year. Two other analogues, BXL353 and BXL490, are expected to enter phase I trials by the end of the year. BioXell will concentrate on major diseases such as benign prostatic hyperplasia, septic shock, secondary hyperparathyroidism and type 1 diabetes. The company is leveraging its unique assets and establishing a fully integrated research team that will cover the essential elements of small molecule and protein drug discovery. Vitamin D3 chemistry will be carried out at BioXell Inc, a wholly owned subsidiary located in Nutley, New Jersey (USA). Roche will have the right of first negotiation to acquire BioXell's individual development candidates.

The first round of financing was led by MPM Capital, with Index Ventures and Life Science Partners as co-investors. Roche will retain a 17% stake in the company and has assigned patents relating to over 200 vitamin D3 analogues, from which BioXell will develop lead compounds. In addition, BioXell will have access to Roche's small molecule screening libraries, which contain up to 700,000 compounds, and will have the use of lab space in Nutley and other Roche facilities.

'To achieve this very substantial start-up financing of more than €22m in the current climate is a clear endorsement of BioXell's drug development programmes and business strategy,' said Dr Francesco Sinigaglia, CEO of BioXell. 'This financing ensures our two most advanced compounds will move through phase I and phase II clinical development. It will also support our pre-clinical research pipeline. The formation and successful financing of BioXell by leading international life science investors marks the beginning of a new phase of biotechnological development in Italy.'

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, enhancing people's well-being and quality of life.